Brent B. Siler	VIA EDGAR AND HAND DELIVERY
(703) 456-8058
bsiler@cooley.com

February 24, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn:       Mr. Larry Spirgel

Ms. Celeste M. Murphy

Ms. Kate Beukenkamp

Mr. Joseph Cascarano

Mr. Robert Littlepage

Re:          Millennial Media, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed February 10, 2012

File No. 333-178909

Ladies and Gentlemen:

On behalf of Millennial Media, Inc. (the “Company”), we are transmitting for filing Amendment No. 2 ( “Amendment No. 2”) to the Registration Statement on Form S-1, Registration No. 333-178909 (the “Registration Statement”).  We are also sending a hard copy of this letter and Amendment No. 2, including a version that is marked to show changes to Amendment No. 1 to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 10, 2012 (“Amendment No. 1”), to the staff of the Division of Corporation Finance (the “Staff”), in care of Ms. Beukenkamp.

Amendment No. 2 is being filed in response to comments received from the Staff by letter dated February 15, 2012 with respect to Amendment No. 1 (the “Comments”).  Set forth below are the Company’s responses to the Comments.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.  Page references in the text of this response letter correspond to the page numbers of Amendment No. 2.

General

1.                                       Please update the financial statements and applicable sections pursuant to Rule 3-12 of Regulation S-X.

Response to Comment 1:

The Company advises the Staff that Amendment No. 2 includes updated financial statements and other financial information in accordance with Rule 3-12 of Regulation S-X.

The Company additionally advises the Staff that it has replaced the caption “Research and Development” in its financial statements with “Technology and Development” throughout Amendment No. 2.  The Company believes that this change better reflects the types of costs included in that line item, which, beginning in the fourth quarter of 2011, includes the amortization of internally developed software costs.

Inside Front Cover Page

Conventions Used in this Prospectus

2.                                       We note your response to comment 8 from our letter dated February 2, 2012. Please explain how you may have an “opportunity to deliver” an advertisement to a user, but the user may not have “actually received” the advertisement. Revise your definition of “unique users” as appropriate.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure appearing under the “Conventions Used in this Prospectus” of Amendment No. 2.

Audited Financial Statements for the Years ended December 31, 2010 and 2009

Revenue Recognition, page F-9

3.                                       We note your response to prior comment 33 from our letter dated February 1, 2012. In your analysis to determine gross reporting versus net, we note that you “typically” do not allow advertising clients to determine on which applications they advertise and that it is your “platform that actually determines which developer’s ad space is selected…” Please tell us the circumstances in which you allow your clients to determine their advertising applications. What percentage of advertisers actually determines the applications they will actually advertise on? In these advertiser determined transactions, do advertiser clients also determine or influence price? What other indicators would you use to substantiate your role as primary obligor in these untypical arrangements?

Response to Comment 3:

The Company advises the Staff that its advertising platform includes comprehensive and complex decision and targeting algorithms that help maximize the effectiveness and reach of its clients’ advertising dollars. The Company does not allow advertisers to select the specific apps or mobile websites on which they advertise.  In some cases, a brand advertiser may ask the Company to block advertising to a particular app or site for reasons such as competitive concerns; however, the Company’s platform will ultimately select the app or mobile site on which the ad is run. For example, an automobile advertiser may not want to advertise on a competitor’s app or mobile site. The advertiser still pays the Company the same amount for this type of ad as it pays for all other ads, and the advertiser has no influence on the amount the Company pays to the developer for the ad inventory on which the ad is actually placed. As a result, the Company believes that the indicators for gross revenue, including its role as the primary obligor, are all still present.

*   *   *   *

As requested by the Staff, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Please fax any additional comment letters concerning Amendment No. 2 or the Registration Statement generally to (703) 456-8100 and direct any questions or comments concerning Amendment No. 2, the Registration Statement or this response letter to either the undersigned at (703) 456-8058 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:           Paul J. Palmieri, Millennial Media, Inc.

Ho Shin, Millennial Media, Inc.

Ryan E. Naftulin, Cooley LLP

Robert D. Sanchez, Wilson Sonsini Goodrich & Rosati, P.C.